Filed by CareFusion Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CareFusion Corporation

(Commission File No. 001-34273)

Employee Q&A

As of October 5, 2014

1.	Tell me more about Becton Dickinson.

Becton Dickinson is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products.

BD’s innovative solutions are focused on improving drug delivery, enhancing the diagnosis of infectious diseases and cancers, supporting the management of diabetes and advancing cellular research. They have nearly 30,000 employees in 50 countries who strive to fulfill the company’s purpose of “Helping all people live healthy lives” by advancing the quality, accessibility, safety and affordability of healthcare around the world. They are headquartered in Franklin Lakes, New Jersey.

2.	Why was BD interested in acquiring us?

BD has long admired our strong franchises and leading industry positions. We expect that the combination of BD and CareFusion will create a global leader in medication management and patient safety solutions, with strong offerings to support infection prevention, acute-care procedural effectiveness, anesthesiology and respiratory care. With the addition of CareFusion’s leading products and services, BD will accelerate its transition from a product-focused company to a customer-centric provider of complete healthcare solutions spanning the continuum of care, from drug preparation in the pharmacy, to dispensing on the hospital floor, delivery to the patient, and subsequent monitoring. By using BD’s leading global infrastructure to expand the availability of CareFusion products to more patients and workers worldwide, we expect to be able to improve the quality of and access to healthcare in both developed and emerging markets around the globe.

3.	Once the transaction is finalized, what will the combined company look like?

Following the completion of the acquisition, BD will have more than 45,000 employees in more than 50 countries worldwide and annual revenue of approximately $12 billion.

4.	Who will lead the combined company? Is BD planning on retaining our senior management team? If so, what will their roles be?

Vincent Forlenza, BD’s chairman, CEO and president, will lead the combined company.

The management team at CareFusion will play an important role through the transition and in determining the strategy of the combined company, after which several of our senior leaders – including Kieran and Jim – will leave the company.

5.	We’ve talked a lot about our interest in acquiring other medical device companies, but now we are being acquired. What changed, and why did we agree to this?

Our strategy – to grow by gaining scale, particularly in faster growing international markets – has not changed, but our path to get there has. By joining CareFusion and BD, we are able to accelerate our plans to create greater scale in ways we would not have been able to achieve as quickly on our own or through our own M&A pipeline. We believe this combination is our best opportunity to drive global growth and touch the lives of every patient around the world.

6.	Were we actively trying to sell the company?

No — CareFusion was not for sale and did not solicit the offer from BD.

7.	One month ago, we rolled out an expanded vision statement and new values. Why set our new strategy only to agree to the company being acquired immediately afterwards?

We have clearly been on a different, independent path to build a great company with the scale to touch the lives of every patient worldwide. While today’s announcement is a different path forward, our growth opportunities through BD are well-aligned to the long-term strategy we’ve always outlined: To gain scale, particularly in faster growing international markets, so we can better serve patients globally.

8.	What is the aggregate purchase price for the transaction?

Approximately $12.2 billion in cash and BD stock.

9.	BD is paying both cash and stock to acquire CareFusion. What does that mean?

Once the acquisition is finalized, each share of CareFusion stock will be converted into a cash component and a fractional share of BD stock (BDX). The purchase price is $58 per share of CareFusion stock, which will be delivered in two components: (1) A cash payment equal to $49 per share of CFN (84.5% x $58 per share – or, “cash consideration”), and (2) 0.0777 of a share of BD (BDX) stock (which has a value of $9 per share based on the closing price of BD stock on October 3, 2014) for every share of CFN (represents remaining 15.5% - or, “stock consideration”). In other words, for each share of CareFusion stock you own, you’ll receive $49.00 cash and 0.0777 of a share of BDX once the acquisition is finalized.

10.	When will the acquisition be finalized?

We expect the acquisition to be finalized in the first half of calendar year 2015, pending regulatory and CareFusion shareholder approvals and customary closing conditions, and also following discussions with various works councils in Europe.

11.	Is the transaction subject to regulatory approval or other conditions?

Yes, the transaction is subject to customary regulatory approvals in the United States and Europe.

12.	What are the next steps in the process?

The transaction is expected to close in the first half of calendar year 2015 following regulatory and other required approvals. Until then, it is business as usual, and both BD and CareFusion will continue to operate as separate companies. We are committed to keeping you informed as we move forward in this process.

13.	What does this mean for our employees?

We are combining with a company that is not only focused on growth and innovation, but also focused on its employees. The vision we set for CareFusion and the values we live by are completely consistent with BD and its management team. BD will bring together the best of both companies to open up new career opportunities and create more value for customers, partners, employees and shareholders.

14.	Will employees lose their job because of this?

BD is confident that the transaction will create a stronger company overall, combining the best and the brightest talent from across both companies to make a positive impact for customers, patients and shareholders. As part of the integration planning process, BD will evaluate CareFusion’s workforce, including our manufacturing footprint, to ensure the combined organization is best positioned and structured for long-term success.

It’s likely the integration planning team will recommend the elimination of certain positions and the addition of new positions in other areas. None of those decisions have been made and will not be made until after the transaction closes. As always, any impacted employees will be treated with dignity and respect and will be eligible to receive severance benefits.

As part of the merger agreement, CareFusion ensured that BD will provide affected employees with severance benefits in line with our current country-specific plans and practices for employment terminations through December 31, 2015. At a minimum, all U.S. employees that are eligible for severance will receive at least 12 weeks of severance. More information will be provided by your local HR team in the coming months, as necessary.

15.	While we’ve been working to simplify the company, our infrastructure is still fairly complex. How will BD ensure an orderly integration plan to ensure there’s no disruption to our business or customers?

BD is well-prepared to launch a seamless integration program and has a detailed plan in place that will be executed upon closing. A designated integration planning team, comprised of senior members of both organizations, will be led by BD COO Bill Kozy. Federal law restricts what the companies may and may not do prior to closing, and CareFusion will provide guidelines on what interaction between the two companies is acceptable during the integration planning process.

16.	How long do you think integration will take?

Integrating two companies of this size will take time. Planning will begin immediately (as permitted by law) and continue through closing. Once the acquisition is finalized, BD will begin implementing its integration plans.

17.	Should we start working with BD employees?

No. The transaction is not expected to close in the first half of calendar year 2015, and until then, BD and CareFusion must continue to operate business-as-usual as two separate companies.

18.	The news release mentions $250 million in synergies. Where will those come from?

BD expects to realize $250 million in annual run-rate cost synergies expected to be fully realized in fiscal year 2018. These savings will result from reduced overhead expenses and efficiencies from the combined operational and manufacturing footprint. The estimate excludes any benefit from potential revenue synergies resulting from the combination of the two organizations. At this point, we have no further details and those will be determined over time.

19.	Does BD intend to divest any CareFusion businesses?

At this point, BD does not have any specific plans to divest any businesses, and it would be premature to speculate otherwise. As we move through the integration process, BD will continue to evaluate compelling opportunities that create value for customers, partners and shareholders.

20.	When is BD’s fiscal year?

BD operates on an October 1 – September 30 fiscal year.

About our locations

21.	Where will the combined company be headquartered? What will happen to CareFusion’s headquarters in San Diego? Vernon Hills? Rolle? Other global locations?

The combined company will be headquartered in Franklin Lakes, New Jersey, where BD is based. BD is also committed to maintaining an active presence in San Diego where CareFusion is headquartered. Regarding other locations, BD will evaluate the BD and CareFusion international footprint and employee base, once the transition closes to ensure that we have the optimal organization combined to keep expanding CareFusion revenues.

22.	We recently announced we would close the Vital Signs manufacturing and office location in Totowa, New Jersey. How does today’s announcement affect those plans?

Today’s announcement does not affect our plans to consolidate Vital Signs manufacturing operations and functional support teams into other CareFusion locations worldwide.

23.	Does BD have plans to maintain CareFusion’s commitments to local communities and organizations?

BD is committed to maintaining an active presence in San Diego where CareFusion is headquartered. BD maintains a strong commitment to philanthropic and social commitments in the areas where it operates, in keeping with its mission to help all people live healthy lives.

About our customers and products

1.	How will BD brand CareFusion and our products?

BD expects to have one overarching corporate and master brand – that of BD – for the combined company’s integrated product offering, similar to how CareFusion has integrated and rebranded acquired companies over the years. BD recognizes that CareFusion has very strong product brands in many of our businesses and believes these will largely be maintained. BD is planning to investigate the brand portfolio and brand architecture strategy to ensure the combined company best leverages and strengthens brand equity.

2.	What should we be telling our customers? Why is this good for them?

You should tell them that the combination of CareFusion and BD will be a global leader in medication management and patient safety solutions, including strong offerings to support infection prevention, acute-care procedural effectiveness, anesthesiology and respiratory care. Please remind customers that we anticipate the acquisition being completed in the first half of calendar year 2015. Until then, BD and CareFusion will continue to operate independently, with no changes to sales or support contacts as a result of the announcement. Our goal is to make the combination a positive experience for customers, with clear communication in advance of any changes that may affect their business.

3.	I often see BD in the market place — how does this change the way I interact with customers?

This is a complementary transaction with very few directly overlapping products. Until the transaction closes, it’s business as usual, and we continue to operate as two separate companies. In keeping with our standard practices, do not share any competitive information, including pricing details, with BD or any other competitor. If you have any questions regarding this, please email the CareFusion Legal M&A team at gmb-legal-ma@carefusion.com.

4.	I keep hearing “business as usual” but it can be hard to focus when the future seems uncertain.

We realize there is some uncertainty with this news, and uncertainty can be unsettling. We are committed to communicating key changes as information becomes available. For many employees at CareFusion, this type of combination is not new, as we were formed through a series of acquisitions and many employees started their careers with one of our predecessor companies. Often, acquisitions like these have created more career opportunities for employees.

Our priority continues to be on our customers and the patients they serve. Individually, that means you should continue to focus on the annual priorities and goals you have developed with your manager.

About HR programs

1.	What does this mean for our current health and welfare benefit programs?

The announcement of the definitive agreement does not affect our current health and welfare benefit plans, including: medical, dental, vision coverage; health savings/flexible spending accounts; and wellness programs, tools, services and incentives. Employees in the U.S. will enroll in health care coverage for the 2015 calendar year as you normally do in November 2014.

2.	What happens to our benefit programs in each country where we have employees beyond 2015?

As part of the merger agreement, CareFusion ensured that BD will provide employees globally with a benefit plan offering through 2016 that is substantially comparable, in the aggregate, with what we have today.

3.	What does this mean for our financial benefits, like our 401(k) program in the U.S. and retirement plans outside the U.S.?

The announcement of the definitive agreement does not affect our current retirement income or savings plans, including the 401(k) program for U.S. employees. As part of the merger agreement, CareFusion ensured certain protections for our employees related to base pay, short-term and long-term incentive opportunities and employee benefits for defined durations after the transaction closes. We’ll share more details in the coming weeks and months.

4.	How does this affect our holiday and vacation policies?

At this time, there are no changes to any of CareFusion’s paid-time-off policies.

5.	Will my compensation change?

The announcement of the definitive agreement has no immediate effect on existing compensation, including: base salary, hourly wages or overtime practices; eligibility for bonuses or commission payouts; and salary grade.

As part of the merger agreement, CareFusion ensured certain protections for our employees related to base pay, short-term and long-term incentive opportunities and employee benefits for defined durations after the transaction closes. We’ll share more details in the coming weeks and months.

6.	Will our HR programs change over time to align with BD’s HR programs?

As part of the merger agreement, CareFusion ensured certain protections for our employees related to base pay, short-term and long-term incentive opportunities and employee benefits for defined durations after the transaction closes. After these protections expiration, BD will determine total rewards practices and plans (base pay, incentive opportunities and employee benefits) for all employees.

7.	What happens to our incentive compensation, like the 2% all-employee bonus plan and the Management Incentive Plan, for FY15?

There are no changes to our all-employee bonus plan or our Management Incentive Plan for FY15, meaning you’ll continue to be eligible for payouts as in previous years. As part of the merger agreement, CareFusion negotiated that the Human Resources and Compensation Committee of our Board of Directors will approve the funding level for FY15 immediately prior to the transaction closing. After the transaction closes, employees who are terminated under circumstances that entitle them to severance will be eligible to receive a pro-rated payout of the FY15 bonus at the approved funding level.

8.	I’m eligible for CareFusion’s long-term incentive equity compensation program. What happens to my vested and unvested stock options and/or restricted stock units (RSUs)?

Our equity incentive programs will continue as normal until the transaction closes, which is expected to occur in mid-calendar year 2015. At that time, in general, all of your stock options (both vested and non-vested) and your unvested RSUs will convert into BD stock options and RSUs, respectively, and retain the same exercisability and vesting provisions that you have today. Over the next few months, we will hold several webcasts and provide additional information to explain the details about the treatment of CareFusion equity awards in the transaction.

9.	Will my unvested time-vested equity awards (RSUs and stock options) automatically vest?

No, your time-vested equity awards will be converted into BD equity awards on closing and vest on the normally scheduled dates. As outlined in your equity award agreements available on the UBS website, accelerated vesting will only occur if you are involuntarily terminated (not for cause or for good reason, if applicable) within two years of the transaction closing. We will soon hold equity webcasts and provide additional information to explain the details about the treatment of CareFusion equity awards in the transaction.

10.	We have open positions on our team. Can we still backfill them?

Consistent with past practice and within the normal course of business, we can generally continue to hire new employees, promote employees and backfill positions, however, there are certain roles that will require BD approval before proceeding. Either way, please continue to work with your HR Business Partner or contact the Access HR team if you have any questions.

Forward Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

Important Information for Investors

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com.

Participants in the Solicitation

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013 for its 2014 Annual Meeting of Shareholders and in subsequent SEC. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.